2005 Management Information Circular & Notice of Annual Meeting of Holders of Common Shares

Zi Corporation

Notice of Annual Meeting
of Holders of Common Shares

Notice is hereby given that the annual meeting (the "Meeting") of holders of common shares ("Common Shares") of Zi Corporation will be held at the Plaza Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on May 25, 2005 for the following purposes:
1.	To receive the annual report and the consolidated audited financial statements for the year ended December 31, 2004.

2.	To fix the Board of Directors at eight members.

3.	To elect the Board of Directors for the ensuing year.

4.	To appoint Deloitte & Touche LLP, Chartered Accountants as the auditor for the ensuing year and to authorize the Board of Directors to fix their remuneration.

5.	To transact such other business as may properly come before the Meeting.

Only persons registered as holders of Common Shares as at the close of business on April 15, 2005 are entitled to receive notice of the Meeting.

Dated at the City of Calgary, in the Province of Alberta, effective this 31st day of March, 2005.
By order of the Board of Directors

"signed"
Michael E. Lobsinger
Chairman of the Board

NOTE:
It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible. To be valid, proxies must be delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least 48 hours prior to the Meeting or any adjournment thereof.

Management Information Circular	Zi Corporation

Management Information Circular

Solicitation of proxies

This Management Information Circular is provided in connection with the solicitation of proxies by the Board of Directors (the "Board") and the management of Zi Corporation (the "Corporation" or "Zi") for the annual meeting of holders of common shares ("Common Shares") of the Corporation (the "Meeting") to be held on Wednesday, May 25, 2005, at 3:00 p.m. (Calgary time) at the Plaza Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting. Unless otherwise stated, information contained in this Management Information Circular is given as at March 31, 2005 (the "Effective Date").

The solicitation of proxies will be primarily by mail, but certain employees of Zi may also solicit proxies personally, by telephone, facsimile or personal interview. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses, clearing agencies, custodians, nominees, fiduciaries and other intermediaries to forward solicitation materials to the beneficial owners of common shares held as of the record date. Zi will pay these companies a reasonable fee for their services. The costs of solicitation will be borne by Zi.

Appointment and revocation of proxies

Michael E. Lobsinger and Dale Kearns have been selected by the management of the Corporation as management designees and have indicated their willingness to represent the shareholder who appoints them as proxy. A shareholder has the right to designate a person (who need not be a shareholder) other than Michael E. Lobsinger of Calgary, Alberta, and Dale Kearns of Bragg Creek, Alberta, to represent him or her at the Meeting. You may designate your own proxy by inserting the name of the designated person in the space provided on the enclosed instrument of proxy and deleting the names of the management designees, or you may complete another proper instrument of proxy. A shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing. If an attorney executed the proxy, attach proof of authorization.

To be valid, the instrument of proxy must be completed and delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it any time before it is exercised, by delivering an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal executed by a duly authorized officer or attorney of the corporation, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his or her or its Common Shares.

Interest of certain persons and companies on matters to be acted upon

Other than as set forth herein or as previously disclosed by the Corporation, the Corporation is not aware of any material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter, other than the election of directors, to be acted upon at the Meeting.

Advice to beneficial shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares

Management Information Circular	Zi Corporation

through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying instrument of proxy and notice of meeting are to registered shareholders unless specifically stated otherwise.

Voting of proxies

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot). Where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other

Management Information Circular	Zi Corporation

matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Voting shares and principal holders thereof

As at the Effective Date, the Corporation has an authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 46,182,668 are issued and outstanding.

Holders of Common Shares of record at the close of business April 15, 2005 (the "Record Date") are entitled to vote their Common Shares at the Meeting on the basis of one vote for each Common Share held. If the holder transfers his or her shares after the close of business on the Record Date, and such transferee produces properly endorsed share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the shares, at least ten (10) days prior to the Meeting, then the transferee may vote those shares.

The By-laws of the Corporation provide that two persons present in person holding or representing by proxy five (5%) percent of the issued Common Shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of Common Shares.

To the knowledge of the Corporation, the following table sets forth as at the Effective Date, the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the voting rights attached to the issued and outstanding shares of the Corporation entitled to vote at the Meeting.

Name and municipality	Beneficial number of Common Shares held	Percentage of total voting rights
Marty Steinberg, Receiver(1) Miami, Florida	18,720,508	40.5%
Michael E. Lobsinger Calgary, Alberta	4,441,042 (2)	9.6%

Note:
(1)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and is represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based on filings made with the U.S. Securities and Exchange Commission and in Canada on the System for Electronic Disclosure by Insiders by Marty Steinberg, Esq., as Receiver (the "Receiver") of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, L.P., LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the "Receivership Entities"). In a Schedule 13D filed by the Receiver of December 11, 2003 with the U.S. Securities and Exchange Commission, the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based on the Schedule 13D. Pursuant to an agreement dated July 15, 2004 between the Corporation and Lancer Offshore, Inc., Lancer Partners, L.P., Omnifund Ltd. and LSPV, LLC (collectively the "Lancer Entities"), among other things, the Lancer Entities were given the collective right to nominate from time to time one member of the Board of Directors of the Corporation. The nominee of the Lancer Entities is Donald Moore.

(2)	Of which 1,143,700 Common Shares are held directly or beneficially by Mr. Lobsinger and 3,297,342 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

Particulars of matters to be acted upon

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying notice of Meeting.

A.         Management Report

The Board has approved all of the information in the report that accompanies this Management Information Circular, including the consolidated audited financial statements.

Management Information Circular	Zi Corporation

B.         Election of Directors

The Board currently consists of eight members. Management intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board at eight (8) members for election at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the election of the persons set forth in the table below to the Board for the ensuing year. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at the present time and during the preceding five (5) years, all positions and offices in the Corporation presently held by him, his municipality of residence, the date upon which he commenced serving as a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.
Name	Principal occupation		Position or office within Corporation	Year became a director	Number of Common Shares beneficially owned at the Effective Date
Michael E. Lobsinger Calgary, Alberta, Canada	• •	President of the Corporation from 1993 to 2000 Chief Executive Officer of the Corporation from 1993 to 2003	Chairman of the Board and Director	1987	4,441,042 (4) 1,378,571 (5)
Derrick R. Armstrong(3) Calgary, Alberta, Canada	• • •	Lawyer Partner with Borden Ladner Gervais LLP since July 2002 Partner with Armstrong Perkins Hudson LLP, Barristers and Solicitors, from 1998 to July 2002	Director and Corporate Secretary	1993	194,900(4) 80,000(5)
Thompson MacDonald(1)(2) (3) Calgary, Alberta, Canada	• •	Communications Consultant Consultant in private practice since 1988	Director	1993	nil(4) 80,000(5)
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	• • • •	Directeur-Général and Managing Partner Champagne Jacquesson & Fils, Dizy since 1998 Director, Jefferies Pacific Limited, Hong Kong since 1994 Chairman, Mayfair Cellars Group, London Chairman, Tasmanian Vineyards Pty., Melbourne	Director	2001	200,000(4) 325,000(5)
Howard R. Balloch(3) Beijing, China	• • •	Former Canadian Ambassador to China, retired July 2001 President of the Canada China Business Council President of The Balloch Group	Director Chairman, Oztime Subsidiary	2001	350(4) 325,000(5)
H. Donald Hyde(1)(2) Calgary, Alberta, Canada	• •	Chartered accountant Sole practitioner in chartered accounting practice since 1991	Director	2003	nil 100,000(5)
Donald Moore(6) Miami, Florida, U.S.A.	•	Lawyer	Director	2004	200 50,000
Richard Tingle Calgary, Alberta, Canada	•	Lawyer with Tingle Merret LLP (formerly Tingle & Associates) since September 1992	Director	2005	nil 50,000
Notes:
(1)	Member of the Audit Committee during 2004
(2)	Member of the Compensation Committee during 2004.
(3)	Member of the Corporate Governance Committee during 2004.
(4)

Represents actual shareholdings. In the case of Mr. Lobsinger, this comprises 1,143,700 Common Shares held directly or beneficially by Mr. Lobsinger and 3,297,342 Common Shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger. In the case of Mr. Armstrong's shareholdings, does not include 10,000 Common Shares held pursuant to a spousal RRSP.

Management Information Circular	Zi Corporation

(5)	Represents Common Shares reserved for issuance upon exercise of stock options and restricted stock units.
(6)

Mr. Moore is proposed to be elected pursuant to an agreement between the Corporation and the Lancer Entities dated July 15, 2004. The Agreement was entered into in consideration for the Lancer Entities entering into an undertaking that restricted the Lancer Entities' ability to trade shares of the Corporation for a period of time (that has since expired), given to an agent under an offering of securities by the Corporation that closed in July, 2004.

C.         Appointment of Auditor

The auditor of the Corporation is Deloitte & Touche LLP, Chartered Accountants of Calgary, Alberta. Unless directed otherwise by a proxyholder, it is the intention of the management designees to vote in favour of a resolution appointing Deloitte & Touche LLP as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.

Compensation of directors and executive officers

(All currency amounts are expressed in Canadian dollars unless otherwise stated)

A.         Compensation of Directors

On September 26, 2001, the Board approved director compensation, effective January 1, 2002, of US$10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year. During the fiscal period ended December 31, 2004, the aggregate cash compensation paid to directors for services rendered in their capacity as directors was US$ 123,243.41 This amount includes amounts payable in fiscal 2003 which were not in fact paid until the fiscal period ended December 31, 2004. The Board of Directors has requested the Compensation Committee to review the level of director compensation, and the Board expects to approve a higher level of compensation retroactive to December 1, 2005.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

Executive officers of the Corporation, who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers".)

During the fiscal period ended December 31, 2004, stock options to purchase 400,000 Common Shares were granted to directors of the Corporation, not including options granted to Michael E. Lobsinger in his capacity as Executive Officer of the Corporation. See "Compensation of Executive Officers" for details on stock options granted to Mr. Lobsinger.

B.         Compensation of Executive Officers

1.         Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2004, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2004 (the "Named Executive Officers").

Management Information Circular	Zi Corporation

Summary compensation table

Name and principal position	Year	Annual Compensation(6)			Long Term Compensation			All other compensation ($US)
		Salary ($US)	Bonus ($US)	Other annual compensation ($US)	Awards		Payouts
					Securities under options/ SARs granted (#)	Restricted shares or restricted stock units ("RSUs") (#)	LTIP payouts ($US)
Michael E. Lobsinger(1) Chairman	2004 2003 2002	159,478 354,821 322,230	180,427 23,145 38,212	Note(5) Note(5) Note(5)	450,000 250,000 nil	250,000 128,571 nil	nil nil nil	nil nil nil
Michael D. Donnell(2) Chief Executive Officer	2004 2003	296,875 99,808	100,000 nil	Note(5) Note(5)	nil 740,000	nil nil	nil nil	nil nil
Gary Mendel(3) Vice President, Sales and Marketing	2004 2003 2002	103,125 165,000 165,000	54,587 38,844 25,000	Note(5) Note (5) Note(5)	10,000 37,500 10,000	nil nil nil	nil nil nil	nil nil nil
Dale Kearns(4) Chief Financial Officer	2004 2003 2002	87,388 81,190 107,440	57,644 19,215 nil	46,067(8) 26,136(8) nil	100,000 100,000 nil	nil 3,906 nil	nil nil nil	nil nil nil
Glen Morgan(7) Senior Vice President, Global Sales and Marketing	2004	105,692	nil	nil	100,000	nil	nil	nil
Notes:
(1)

On January 1, 2000 Mr. Lobsinger was appointed Chairman and Chief Executive Officer of the Corporation. On November 19, 2003, Mr Lobsinger resigned as Chief Executive Officer. In 2003, Mr. Lobsinger agreed to defer CDN$220,734 of his 2003 salary, included as part of his annual compensation, payable to him under his employment agreement until December 31, 2006, unless the directors determined to pay it earlier. In 2004, Mr. Lobsinger was paid all amounts that had previously been deferred.

(2)	Michael Donnell was appointed President and Chief Operating Officer on July 23, 2003 and Chief Executive Officer on November 20, 2003.
(3)	Gary Mendel was appointed Vice President, Sales and Marketing on May 22, 2001 and resigned from his employment with the Corporation on August 13, 2004.
(4)	Dale Kearns was appointed Chief Financial Officer of the Corporation on April 2, 2001.
(5)	Other annual compensation is less than $50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.
(6)	For 2004 compensation, all Canadian dollar denominated compensation was converted to US dollars at 0.76852, being the average conversion rates for 2004.
(7)	Glen Morgan was appointed Senior Vice President, Global Sales and Marketing on May 31, 2004.
(8)	Mr. Kearns provided services during 2003 and 2004 to certain subsidiaries of the Corporation for which he was compensated for directly by those subsidiaries.

2        . Stock Options

The following table sets forth information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2004.

Management Information Circular	Zi Corporation

Name	Securities under Options/SARs granted (#)	Percent of total Options/SARs granted to employees in financial year(1)	Exercise or base price ($/Security)	Market value of Securities underlying Options/SARs/ RSUs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger (2)	700,000	33.2%	Note(2)	Note(2)	Note(2)
Gary Mendel(3)	10,000	0.5%	Note(3)	Note(3)	Note(3)
Michael D. Donnell(4)	nil	nil	Note(4)	Note(4)	Note(4)
Dale Kearns(5)	100,000	4.7%	Note(5)	Note(5)	Note(5)
Glen Morgan(6)	100,000	4.7%	Note(6)	Note(6)	Note(6)

Notes:
(1)	During the year, stock options and RSU's exercisable into a total of 2,105,500 Common Shares were granted to directors, officers, and employees of the Corporation.
(2)

During the year, the Corporation issued the following stock options and RSU's to Mr. Lobsinger: options to acquire 400,000 Common Shares at $3.60 and 250,000 RSU's to acquire Common Shares, both expiring March 25, 2009 and options to acquire 50,000 Common Shares at $2.60 expiring September 16, 2009. The market value of the Common Shares at the date of the grant was the same as the exercise price for the options granted to Mr. Lobsinger in 2004.

(3)

During the year, the Corporation issued the following stock options to Mr. Mendel: options to acquire 10,000 Common Shares at $3.60 expiring March 25, 2007. The market value of the Common Shares at the date of the grant was the same as the exercise price for all the options granted to Mr. Mendel in 2004..

(4)	During the year, the Corporation issued no stock options to Mr. Donnell.
(5)

During the year, the Corporation issued the following stock options and RSU's to Mr. Kearns: options to acquire 100,000 Common Shares at $3.60 expiring March 25, 2007. The market value of the Common Shares at the date of the grant was the same as the exercise price for all the options granted to Mr. Kearns in 2004.

(6)

During the year, the Corporation issued the following stock options to Mr. Morgan: options to acquire 100,000 Common Shares at $3.10 expiring March 25, 2007. The market value of the Common Shares at the date of grant was the same as the exercise price for all the options granted to Mr. Morgan in 2004.

The following table sets forth information in respect of all stock options and RSU's which were either exercised or not exercised by the Named Executive Officers during the Corporation's fiscal year ended December 31, 2004.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($US)	Unexercised Options/SARS/RSUs as at December 31, 2004 exercisable/ unexercisable	Value of unexercised in-the-Money Options/SARs/RSUs at December 31, 2004(2) exercisable/ unexercisable ($US)
Michael E. Lobsinger	650,000	709,235	Exercisable 1,378,571 Unexercisable nil	Exercisable 5,840,501 Unexercisable nil
Gary Mendel	37,500	51,077	Exercisable nil Unexercisable nil	Exercisable nil Unexercisable nil
Michael D. Donnell	nil	nil	Exercisable 453,332 Unexercisable 286,668	Exercisable 1,657,902 Unexercisable 1,237,772
Dale Kearns	110,000	467,362	Exercisable 133,333 Unexercisable 66,667	Exercisable 78,423 Unexercisable 282,309
Glen Morgan	33,333	150,654	Exercisable nil Unexercisable 66,667	Exercisable nil Unexercisable 286,403

Notes:
(1)	The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2)

"In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2004 and the exercise price.

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3.         Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation's Incentive Stock Option Plans described herein.

4.         Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Corporation to the Named Executive Officers of the Corporation during the last fiscal year ended December 31, 2004 or since incorporation. In 2004, 250,000 RSU's were granted and issued, in respect of compensation, without performance criteria attached and at no cost to the grantee.

5.         Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2004 with respect to stock options held by the Named Executive Officers.

6.         Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described herein.

7.         Employment Contracts

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which was to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms under the agreement provided that Mr. Lobsinger be paid an amount equal to US$300,000 per annum plus transportation and travel allowances. Effective May 1, 2003, Mr. Lobsinger agreed to defer two-thirds of his remuneration until a later date, and the Corporation ceased paying Mr. Lobsinger the full amount of his salary. Effective November 20, 2003 Mr. Lobsinger and the Corporation agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Corporation but would remain as Chairman of the Board. The Corporation and Mr. Lobsinger entered into an Amending Agreement in March, 2004 that amended the terms of his employment agreement effective November 20, 2003 (the "Amending Agreement"). (Mr. Donnell became Chief Executive Officer of the Corporation on that date). Mr. Lobsinger agreed to amend the terms of his employment to reduce his salary to an annual compensation of CDN$225,000 per year effective November 20, 2003. In addition, as of November 20, 2003, Mr. Lobsinger had deferred CDN$240,340 in salary payable to him under his employment agreement, which he agreed to further defer until December 31, 2006, unless the directors determine to pay it earlier. This amount was paid to Mr. Lobsinger on September 17, 2004. Mr. Lobsinger agreed to forego any additional options that he would have been entitled to under his existing employment agreement, and instead the Corporation agreed to issue to him 400,000 options and 250,000 RSU's. Under the Amending Agreement, following a change of control Mr. Lobsinger has the right, exercisable within 60 days of a change of control, to consider his employment to have been terminated. In the event the Corporation terminates Mr. Lobsinger's employment (or Mr. Lobsinger elects to treat his employment as terminated on a change of control) the Corporation is required to pay him an amount equal to three times his current annual salary and at Mr. Lobsinger's discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. In addition, any salary amounts deferred by Mr. Lobsinger as of the date of his termination becomes payable upon such termination.

Management Information Circular	Zi Corporation

The Corporation entered into an employment agreement with Gary Mendel effective May 22, 2001. Mr. Mendel was appointed Vice President, Sales and Marketing of the Corporation. The terms of the agreement provided that Mr. Mendel be paid US$165,000 per annum and provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, payable in cash or stock options as follows: 50% to be paid in cash or options at the discretion of the employee and 50% at the discretion of the reporting manager. The bonus will be payable bi-annually. Options will be valued based on current pricing models. The Corporation agreed, subject to regulatory approvals, to grant Mr. Mendel stock options to purchase 60,000 Common Shares in the capital of the Corporation. The Corporation may terminate Mr. Mendel's employment upon 90 days' written notice, or payment of three months base salary. In the event of a change of control of the Corporation, Mr. Mendel may, at his discretion, terminate the agreement. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Mendel was required to execute a Confidentiality and Non-Competition agreement. Mr. Mendel resigned his position with the Corporation on July 13, 2004.

The Corporation entered into an employment agreement with Michael D. Donnell on July 23, 2003 pursuant to which Mr. Donnell was appointed President and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Donnell to be paid US$225,000 per annum. The Corporation may terminate Mr. Donnell's employment upon payment of three month's salary. The Corporation agreed, subject to regulatory approvals, to grant Mr. Donnell stock options to purchase 250,000 Common Shares in the capital of the Corporation. On November 20, 2003 Mr. Donnell was appointed Chief Executive Officer at which time he was awarded 490,000 options to purchase Common Shares of the Corporation and his salary increased to US$300,000 per annum. Pursuant to Mr. Donnell's employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Donnell was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Dale Kearns on April 2, 2001 pursuant to which Mr. Kearns was appointed Chief Financial Officer of the Corporation. The terms of the agreement provided for Mr. Kearns to be paid $180,000 per annum. Pursuant to a 2004 amendment to the employment agreement, the Corporation may terminate Mr. Kearns' employment upon payment of twelve months' base salary plus an allowance to replace group benefits post-termination of employment. The Corporation agreed, subject to regulatory approvals, to grant Mr. Kearns' stock options to purchase 60,000 Common Shares in the capital of the Corporation. Pursuant to Mr. Kearns' employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Kearns was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provide for Mr. Djokovic to be paid US$230,000 per annum. The Corporation may terminate Mr. Djokovic's employment upon payment of up to six months' base salary. The Corporation agreed, subject to regulatory approvals, to grant Mr. Djokovic stock options to purchase 230,000 Common Shares in the capital of the Corporation. Pursuant to Mr. Djokovic's employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Glen Morgan on May 31, 2004 pursuant to which Mr. Morgan was appointed Senior Vice President, Global Sales and Marketing. The terms of the agreement provide for Mr. Morgan to be paid US$180,000 per annum. The Corporation may terminate Mr. Morgan's employment upon payment of three months' base salary if terminated in the first 18 months of employment and six months' base salary thereafter. The Corporation agreed, subject to regulatory approvals, to grant Mr. Morgan stock options to purchase 100,000 Common Shares in the capital of the Corporation. Pursuant to Mr. Morgan's' employment contract, in the event of a change of control of the Corporation, all of his options would vest immediately. Mr. Morgan was required to execute a Confidentiality and Non-Competition agreement.

C.         Securities Authorized for Issuance Under Equity Compensation Plans

The Corporation currently has in effect 1993, 1995, 1996, 1998 and 1999 Incentive Stock Option Plans (collectively, the "Plans") for its directors, officers, employees and consultants pursuant to which an aggregate of 4,504,405 Common Shares have been reserved for issuance and there are currently an aggregate of 11,615,000 stock options outstanding. The following table provides a summary of securities authorized for issuance under the Plans.

Management Information Circular	Zi Corporation
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,504,405	$4.97	1,000,652
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	4,504,405	$4.97	1,000,652

Under the 1993 Stock Option Plan, an aggregate of 2,625,000 Common Shares have been reserved for issuance and there are currently no further stock options remaining outstanding thereunder.

Under the 1995 Stock Option Plan, an aggregate of 1,430,000 Common Shares have been reserved for issuance and there are currently an aggregate of 332,667 stock options outstanding.

Under the 1996 Stock Option Plan, an aggregate of 2,600,000 Common Shares have been reserved for issuance and there are currently an aggregate of 552,682 stock options outstanding.

Under the 1998 Stock Option Plan, an aggregate of 1,300,000 Common Shares have been reserved for issuance and there are currently an aggregate of 341,667 stock options outstanding.

Under the 1999 Stock Option Plan which was amended in 2000 and 2002, an aggregate of 4,960,000 Common Shares have been reserved for issuance and there are currently an aggregate of 3,277,389 stock options outstanding. Additionally, an aggregate of 500,000 Common Shares have been reserved for issuance pursuant to the exercise of RSUs under the 1999 Stock Option Plan.

The following summarizes aggregate stock option plan activity during the fiscal years ending December 31, 2002, 2003 and 2004:

	2004	2003	2002
Options outstanding, beginning of year	5,474,904	5,135,700	5,874,852
Granted	2,105,500	2,342,532	306,666
Cancelled	(1,524,666)	(1,667,701)	(741,218)
Exercised	(1,143,766)	(335,627)	(304,600)
Options outstanding, end of year	4,911,972	5,474,904	5,135,700

1.         Purpose of Plans

The purpose of the Plans is to advance the interests of the Corporation or any of its subsidiaries or affiliates by encouraging the directors, officers, employees and consultants to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or any of its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates.

2.         Eligibility

The Plans provide for the issuance of options ("Options") and RSUs exercisable to acquire Common Shares of the Corporation to directors, officers, employees and consultants, including a personal holding Corporation controlled by one of the aforementioned participants, a participant's spouse, children and/or grandchildren and a consulting corporation engaged to provide ongoing consulting services for the Corporation or any of its subsidiaries or affiliates. Options and/or RSUs may be granted, either alone or in addition to, in tandem with or in substitution for

Management Information Circular	Zi Corporation

any other Options or RSUs previously granted. The specific terms of each Option are provided in a separate Option Agreement ("Option Agreement"), and the specific terms of each RSU are provided in a separate Restricted Stock Unit Agreement ("RSU Agreement").

RSUs are notional credits maintained on the books of the Corporation; the value of each RSU reflects the value of one Common Share and entitles the holder to receive one Common Share from the treasury of the Corporation. Each RSU granted to participants will be subject to individual terms specified by the Committee in the RSU Agreement, including the time or times at which the RSU may be exercised.

The number of Common Shares that may be issued under the Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

3.         Administration of the Plans

The Plans are administered by the Board, or if appointed, a special committee of directors appointed by the Board (such a special committee or the Board, if no special committee is appointed, is referred to in this prospectus as the "Committee"), whose members have responsibility for designating participants under the Plans and, subject to the terms of the Plans, for setting the terms of Options and RSUs. Unless otherwise expressly provided in the Plans, all designations, determinations, interpretations and other decisions under or with respect to the Plans or any Option or RSU shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any participant, any holder or beneficiary of any Option or RSU. In determining which eligible persons shall receive an Option or RSU and the terms of any Option or RSU, the Committee may take into account the nature of the services rendered by the respective person, his or her present and potential contributions to the success of the Corporation or such other factors as the Committee, in its discretion, deems relevant. If the Board appoints a special committee to serve as the Committee, the Board may from time to time increase and thereafter decrease the size of such special committee and may fill any vacancies however created.

4.         Amendment of the Plans

Subject to any required approval of any stock exchange on which the Corporation's securities are listed, the Board reserves the right to amend, suspend or terminate the Plans at any time if and when it is advisable in the absolute discretion of the Board or Committee; provided however, no such amendment or revision shall alter the terms of any Options or RSUs theretofore granted under the Plans.

5.         Necessary Approvals

The ability of the Options or RSUs to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Plans is subject to any approvals that may be required from the shareholders of the Corporation, or any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

6.         Adjustment in Shares Subject to the Plan

Other than dividends declared in the normal course, appropriate adjustments in the number of Common Shares optioned, in the option price per share, as regards Options granted or to be granted, and in the RSUs granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plans by the Committee from subdivisions, consolidations or reclassification of the Common Shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

The number of Common Shares that may be issued under the Plans is subject to appropriate adjustment in the event of certain corporate transactions or events.

Options provide the holder with the right to purchase Common Shares at a stated exercise price before a specified date in the future. The exercise price for Options shall not be less than the price permitted by any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction. The exercise price of Options granted under the Plans must be equal to not less than 100% of the fair market value of the Common Shares on the date of grant, which shall be determined based on the closing price for board lots of Common Shares listed on The Toronto Stock Exchange on the last day of the trading immediately preceding the date of the grant.

Management Information Circular	Zi Corporation

A comparative chart highlighting the significant terms of each of the Plans is as follows:
	1993 Plan	1995 Plan	1996 Plan	1998 Plan	1999 Plan (as amended in 2000 and 2002)
Eligible participants	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.	Directors, officers, employees, consultants and their associates.
Number of securities issued/issuable	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 1,430,000 Common Shares.	Not to exceed 2,600,000 Common Shares.	Not to exceed 1,300,000 Common Shares.	Not to exceed 4,960,000 Common Shares and 500,000 RSUs.
Maximum percentage available to insiders	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.	Not to exceed 10% of the outstanding issue.
Maximum number of securities to any one entity	Not to exceed the maximum number of shares permitted under the rules of any regulatory body having jurisdiction.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.	Not to exceed 5% of the outstanding issue.
Method for determining the exercise price	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.	Determined by the Board or Committee, but shall not be less than the price permitted by any regulatory body.
Method for determining the purchase price	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.	Determined by the Board or Committee at the time any option is granted but shall not be lower than the Market Price.
Vesting of stock options	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.	Determined by the Board or Committee.
Term of stock options	Fixed by the Board or Committee.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.	Fixed by the Board or Committee, subject to a 10 year maximum.
Causes of cessation of entitlement	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.	Resignation of Participant status or death.

Management Information Circular	Zi Corporation

	1993 Plan	1995 Plan	1996 Plan	1998 Plan	1999 Plan (as amended in 2000 and 2002)
Assignability	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.	Not transferable or assignable.
Procedure for amending	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.	Subject to regulatory approval, the Committee or Board may suspend, terminate, amend or revise the Plan.

D.         Other Compensation

During the Corporation's fiscal year ended December 31, 2004, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to US$125,708.

A management fee was paid by the Corporation to a consulting firm owned by a director amounting to US$30,000 during the fiscal year ended December 31, 2004.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

E.         Composition of Compensation Committee

The Compensation Committee during 2004 consisted of Michael MacKenzie (chairman), Thompson MacDonald and Rod Love. Mr. Love resigned as a board member effective November 30, 2004, and Donald Moore was appointed to the Compensation Committee on March 9, 2005 to replace Mr. Love. None of the members of the Compensation Committee is, or was formerly, an officer or employee of the Corporation or any of its subsidiaries.

F.         Report on Executive Compensation

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. It is also responsible for evaluating the Chairman and Chief Executive Officer's performance and fixing their compensation. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

1.         Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation's executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and non-cash compensation, such as restricted stock units ("RSU's").

2.         Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Corporation's lean organizational structure and involvement in the international arena, the Compensation

Management Information Circular	Zi Corporation

Committee's goal is to provide base salaries for its top performing employees that are competitive with the Corporation's peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports compiled by such organizations as Korn-Ferry International Consultants, The Wynford Group Management Consulting, Haygroup Ltd., Watson Wyatt, Western Compensation and Benefits Consultants and KPMG LLP, and compared the base salaries of the Corporation's executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. The Board approved up to $250,000 in cash bonuses to be paid to 3 executives in respect of 2004. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers, individual effort in overall corporate development and non-financial performance indicators.

3.         Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Corporation's stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSU's are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSU's have been issued as at the Effective Date in respect of 2004 incentive compensation.

G.         Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a $100 investment was made on December 31, 1999) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of TSE 300 Composite Index and Zi Corporation

	1999	2000	2001	2002	2003	2004
Zi Corporation	100	38.91	36.92	14.57	10.70	28.77
TSE 300	100	105.59	91.30	78.69	97.80	110

Management Information Circular	Zi Corporation

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a US$100 investment was made on December 31, 1998) with the cumulative total return on the NASDAQ Stock Market™ Composite Index in the United States, assuming reinvestment of dividends.

Comparison of cumulative return of NASDAQ Composite Index and Zi Corporation

	1999	2000	2001	2002	2003	2004
Zi Corporation	100	37.95	33.24	13.57	11.81	34.52
NASDAQ	100	63.36	49.23	33.08	49.63	53.89

H.         Corporate Governance

The Corporation's Board considers corporate governance to be central to the effective and efficient operation of the Corporation and has assigned the ongoing responsibility for matters relating to corporate governance to the Corporate Governance and Nominating Committee. During the fiscal year 2004, the Corporate Governance and Nominating Committee consisted of three members of the Board: Derrick R. Armstrong (Chairman), Thompson MacDonald and Howard Balloch. Mr. Armstrong was replaced on this Committee by Richard Tingle on March 9, 2005, and Mr. Balloch was appointed Chairman of the Corporate Governance and Nominating Committee. The Board will continue to assess its corporate governance methods as part of its commitment to ensuring effective corporate governance.

The Toronto Stock Exchange ("TSX") has adopted a series of guidelines (the "TSX Guidelines") for effective corporate governance and requires all TSX listed companies to disclose on an annual basis their approach to corporate governance. In particular, a TSX listed company should describe its system of corporate governance and compare its practices to the TSX Guidelines The Corporation's shares also are quoted on NASDAQ and, although the Corporation is considered a foreign private issuer and therefore not required to make the same filings as United States companies, it is subject to some of the provisions of the Sarbanes Oxley Act of 2002 ("SOX"). Additionally, NASDAQ has recently approved new corporate governance rules ("NASDAQ rules") that will take effect for foreign private issuers in the future. Some of these NASDAQ rules are addressed by the Corporation in this Management Information Circular. In 2004 Mr. Rod Love resigned from the Board to pursue an opportunity with the Government of Alberta. Mr. Donald Moore was added as a nominee of the Lancer Entities pursuant to an agreement with the Lancer Entities. Mr. Moore is a practicing lawyer based in Miami, Florida. Richard Tingle was appointed to the Board in early January, 2005. The Corporation's approach to corporate governance with reference to the TSX Guidelines currently in place is set out in a summary form below:

I.         The Board should assume responsibility for stewardship of the Corporation including:

The Board assumes responsibility for stewardship of the Corporation by overseeing the operation of the business and supervising management.

Management Information Circular	Zi Corporation

The Board has adopted a Code of Business Conduct and Ethics, and expects directors, officers and all employees to become familiar with the ethical standards described in the Code and adhere to such standards. A copy of the Code is posted on the Corporation's website at www.zicorp.com. During 2004 the Board undertook a review of the Code of Business Conduct and Ethics and amended certain provisions.
a. Adoption of a strategic planning process:

The Chief Executive Officer ("CEO") and his management team, in conjunction with the Board, formulate the mission, strategies and policies of the Corporation and present them to the Board for approval. The Board considers these matters at regularly scheduled meetings set at the start of each fiscal year and scheduled to occur at least quarterly. The Board considers the information presented by management and, if appropriate, approves the strategies of the Corporation, and the policies within which it is managed. The Board also oversees the operation of the business and supervises, monitors and evaluates management performance. Reciprocally, the CEO is required to keep the Board fully informed of the progress of the Corporation towards the achievement of its objectives and of all material deviations from the goals, objectives and policies established by the Board in a timely and candid manner.

The Board held four formal meetings in 2004, all held in Calgary, Alberta, and all members attended all board meetings except that Mr. Armstrong and Mr. Love were each absent for one meeting. In addition, the Chairman of the Board initiated several "round robin" or individual telephone calls to Board members to inform them of and discuss corporate events between formal meetings. The Board acts in accordance with the requirements of corporate law, the Corporation's articles and by-laws, the Corporation's Code of Business Conduct and Ethics, Charters of the Board's committees, and all other applicable laws and Corporation policies.

b. Identification of principal risks and implementation of systems to manage these risks:

The Board periodically reviews the Corporation's principal risks and management's recommendations for managing these risks. At each Board meeting, management and the directors also review operations, which includes issues relating to risk. Principal risks of the Corporation include intellectual property issues, foreign operations and competitive risks. The Audit Committee addresses risk areas with both the Chief Financial Officer ("CFO") and external auditors.

c. Succession planning, including appointing, training and monitoring senior management:

The Board takes responsibility for and regularly reviews organizational structure and succession planning matters including the appointment, training and monitoring of senior management. All senior management appointments are undertaken either with the approval of the entire Board or with input from some of the unrelated directors. The Board encourages senior management to improve other skills by participating in personal development activities and supports management's commitment to training of the Corporation's employees. In view of its size and stage of development, the Board does not see a need for a formal succession plan.

d. Communications policy:

The Corporation has adopted a communications policy dealing with public disclosure and shareholder communication.

The Corporation maintains an open dialogue with all shareholders, both institutional and individual, members of the public and shareholders can contact the Corporation by telephone or email. It is part of the duties of both the CEO and the CFO of the Corporation to respond to any inquiries from shareholders. The Corporation maintains an investor relations function to communicate with shareholders and the public generally, and holds quarterly conference calls open to shareholders and the public. It regularly posts information on the Corporation's activities on its website.

Security holders may communicate with the Board by contacting the investor relations person at the Corporation's head office. All such communications that are addressed to the Board's attention will be

Management Information Circular	Zi Corporation

forwarded to the Board except communications that are deemed related to the Corporation's products or services, are solicitations, or relate to improper or irrelevant topics.

e. Integrity of internal control and management information systems.

The Board assumes responsibilities for putting in place appropriate internal control and management information systems. The Audit Committee regularly reviews internal control systems with senior management and periodically reviews internal control systems with the auditors of the Corporation. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results reported to the Board.

II.

A majority of the directors should be "unrelated" and free from conflicting interest. Where there is a significant shareholder there should also be a number of directors unrelated to the significant shareholder that reflects the share of the Corporation held by other shareholders.

-and-

III.

The Board is responsible for applying the definition of "unrelated director" to the circumstances of its individual directors, and to disclose annually whether Guideline 2 has been met and the principles supporting that conclusion.

The Board has considered, with respect to each director, his independence in relation to management to determine if a Board member is unrelated. The Corporation also determines, not only if a Board member is unrelated, but also whether such member is "independent" of any interest or relationship with the Corporation. A majority of the Board are considered unrelated and independent.

The Corporation's Board in fiscal year 2004 was initially comprised of seven members. It was increased to eight members when Mr. Moore was appointed on August 1, 2004. It was reduced to seven with the resignation of Mr. Love effective November 30, 2004, and increased to eight with the appointment of Mr. Tingle on January 4, 2005. Six of the current Board members clearly qualify as unrelated directors by virtue of their independence from management or any interest, business or other relationship that could materially interfere with the directors' ability to act in the best interests of the Corporation. One director that is clearly related is Mr. Lobsinger who, as chairman of the board, still maintains an office at the Corporation's head office and is paid a monthly remuneration. None of the other directors work day to day for the Corporation and all hold separate, full time positions with other entities. Mr. Armstrong (Director and Corporate Secretary) is a partner of Borden Ladner Gervais LLP, Barristers and Solicitors, which provides some of the Corporation's legal services, particularly in the areas of corporate and Canadian securities matters and therefore he is not considered to be independent. Mr. Armstrong serves as a director and chairman of the Corporate Governance Committees of two other public companies. Mr. Balloch was an independent director when he joined the Board in August, 2001. He has extensive experience in international relations, having been formerly Canada's ambassador to China. He began acting as a consultant to Beijing Oztime Education & Network Technology Co., Ltd., one of the Corporation's subsidiaries, but in 2004 he ceased to act in such consulting capacity. Mr. Balloch is considered to be an independent and unrelated director. Messrs, Hyde, MacDonald, Mackenzie, Tingle and Moore are each considered independent and unrelated directors. Mr. Hyde is a practicing chartered accountant with his own private practice. Mr. MacDonald is a consultant, the chairman of the board of ENMAX Corporation, Southern Alberta's dominant electricity distributor and retailer, serves as a member of their Corporate Governance and Human Resources Committees, and has formerly served as a board member of the Canadian Broadcasting Corporation from 1993 to 2000. His experience in corporate governance matters with larger entities has been of particular benefit to the Corporation. Mr. Mackenzie has extensive experience in operating his own international business and has also been a director of an investment banking business. Mr. Moore was appointed to the Board as the nominee of the Lancer Entities pursuant to an agreement that was entered into with the Receiver on July 15, 2004, and is considered independent and unrelated. The Board is satisfied that it fairly represents the interests of minority shareholders. In accordance with the NASDAQ rules, the independent directors will be required to meet at least twice per year in executive session without the non-independent directors present. More information about each Board member can be found under "Particulars of matters to be acted upon - B. Election of Directors." The

Management Information Circular	Zi Corporation

Corporation currently has one significant shareholder, namely the Lancer Entities, represented by the Receiver. See "Voting shares and principal holders thereof".

IV.

The Board should appoint a committee of directors composed exclusively of outside, i.e., not management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

-and-

V.

The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors. This process should be carried out by the nominating committee or other appropriate committees.

•

The Corporate Governance and Nominating Committee has taken the responsibility for reviewing the skills and experience represented on the Board in light of the strategic direction of the Corporation, for the purpose of:

	•	determining the criteria that the Board should consider when appointing directors;

	•	to appoint, determine the composition of, and set the mandate for committees of the Board;

	•	to assess the effectiveness of the Board as a whole, its committees and the contribution of each individual director; and

•

to provide, with the assistance of management an orientation program for new directors and an on-going development program for existing directors aimed at increasing the director's familiarity with the organization, its industry, and their unique responsibilities as directors of the Corporation.

The Corporate Governance and Nominating Committee proposes nominees to the full Board, and is responsible for ensuring the assessment of directors on an on-going basis. As an exception, in 2004 Mr. Moore was designated by the Receiver to be the nominee of the Lancer Entities on the Board pursuant to an agreement between the Lancer Entities and the Corporation. All new recruits to the Board are provided with background documentation with respect to the Corporation's business and meet with senior management to discuss the Corporation's affairs and to give the new director an opportunity to ask questions. Each new director receives a binder containing policies and charters of the Corporation and its Committees. For a discussion on the Corporate Governance and Nominating Committee, see item IX below.

The Board has adopted by resolution the use of evaluation forms to be completed by each director for the purpose of evaluating annually the effectiveness of the Board as a whole, and board members individually. The criteria for evaluation were established by the Corporate Governance and Nominating Committee It has also prepared a form for evaluating the Chairman of the Board. The Board members provide their evaluation of the Chairman of the Board to the chairman of the Corporate Governance and Nominating Committee, who provides feedback to the Chairman of the Board. Each Board member provides his evaluation of the Board's effectiveness as a whole, and each Board member, to the Chairman of the Board, who discusses the results with the Chairman of the Corporate Governance Committee. Following that discussion, the Chairman of the Board will, if deemed necessary, provide feedback to each Board member on how his peers view his performance with a view to improving individual director performance.

VI.	The Corporation should provide an education and orientation program for new recruits to the Board.

In conjunction with the Chairman of the Board, the Board provides an informal orientation program for new directors and an on-going development program for existing directors aimed at increasing the directors' familiarity with the organization, its industry and their corporate governance and other responsibilities as directors of the Corporation. Each Board member receives a Policy book containing the

Management Information Circular	Zi Corporation

Policies and Charters of the Corporation. The Board meets regularly with management in order to facilitate this increased familiarity with the organization, and all new recruits to the Board are provided with background documentation and may meet directly with senior management to discuss the Corporation's affairs.

VII.

Every Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

The Board has reviewed its size and composition and has concluded that the constitution of the Board is appropriate given the size of the Corporation, its stage of development, and the committee structure currently in place. The Board believes that the appropriate size is seven to nine members, and, after a review of the Board members and their qualifications, has determined to seek an additional Board member.

VIII.	The Board should review the adequacy and form of the compensation of directors to ensure that it reflects the responsibilities and risks involved.

The Compensation Committee reviews and recommends the remuneration of directors to the Board for approval. The Compensation Committee considers time commitment, comparative fees in the industry and responsibilities in determining remuneration. All directors are paid an annual fixed remuneration amount for directors meetings and committee meetings. The current fee structure was set effective January 1, 2002, and has not changed since that date, but is currently under review by the Compensation Committee. Directors are encouraged to own shares in the Corporation, but are not required to do so. Directors have been issued options, but recently the number of options issued to directors has been reduced both individually and in the aggregate. Directors Compensation is described under "Compensation of Directors" and their share and option position under "B. Election of Directors".

IX.

Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include inside directors, i.e., officers or employees of the Corporation or its affiliates.

The Board has appointed three committees:

	a.	the Audit Committee;

	b.	the Compensation Committee:

	c.	Corporate Governance and Nominating Committee.

The following is a description of each committee:

The Audit Committee

The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was immediately appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation's Board of Directors for his financial and accounting skills. Other members of the Audit Committee are Thompson MacDonald and Michael McKenzie, both of whom have public company experience and are considered financially literate. All members of the Audit Committee are unrelated directors and independent from any interest in the Corporation. The Committee met five times in 2004 and all members attended all of the meetings, except that Mr. McKenzie was unable to attend one meeting.

The Corporation adopted an Audit Committee charter in June, 2000, which was revised in 2004. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation's financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation's independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must

Management Information Circular	Zi Corporation

be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. For further information relating to the Audit Committee and the Corporation's external auditors please refer to the section entitled "Audit Committee" in the Corporation's Annual Information Form dated March 31, 2005. It may be found on SEDAR at www.sedar.com or obtained free of charge from the Corporate Secretary of the Corporation. The charter of the Audit Committee is included in the Corporation's Annual Information Form as a Schedule.

Corporate Governance and Nominating Committee

This Committee has three members, being Howard Balloch, who is the Chairman of the Committee, Thompson MacDonald and Richard Tingle. Mr. Tingle replaced Derrick Armstrong on this Committee in March, 2005 and Mr. Armstrong previously served as a member and Chairman of that Committee until Mr. Tingle's appointment. The Corporation has adopted a charter for this committee, which was amended in March, 2005. Pursuant to its charter, the Corporate Governance and Nominating Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring the Corporation's general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance and Nominating Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally twice in 2004 and, in view of its size, communicated informally from time to time. All three members of the Corporate Governance Committee are considered unrelated and independent from management. At a strategic planning session of the directors held in March, 2005, a presentation entitled Corporate Governance in Canada and the United States was presented by Derrick Armstrong and a United States attorney, and each director was provided with a binder on Canadian and United States Corporate Governance matters.

Compensation Committee

The Compensation Committee consists of Michael McKenzie, as Chairman, Donald Hyde and Donald Moore. Mr. Moore was appointed March 9, 2004, replacing Mr. Love who served on this committee during most of 2004 until his resignation from the Board in November, 2004. All three members are considered unrelated and independent directors. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors on compensation policies and guidelines for seasoned senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

X.

The Board should assume responsibility, or assign responsibility to a committee of directors for developing the Corporation's approach to governance issues and for the Corporation's response to these guidelines.

The Corporation has established a Corporate Governance and Nominating Committee which develops the Corporation's approach to governance issues. The Corporate Governance and Nominating Committee also monitors compliance with and considers additions to and amendments of the Corporation's governance

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policies. For more discussion on the mandate of the Corporate Governance and Nominating Committee, see Item IX directly above.

XI.

The Board, together with the CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve, or develop with the CEO, the CEO's objectives.

The approved strategies and policies set forth the objectives of the Corporation which the CEO is responsible for meeting, and define the limits to management's responsibilities. Any issues that arise that may lead to a variance from the approved plans are subject to approval by the Board. In addition, any major capital expenditures, acquisitions, divestitures or other material transactions are subject to Board approval.

The Board has the responsibility:

	•	to ensure the Board receives the information which allows it to monitor the Corporation's progress;

	•	to review progress with respect to the achievement of the goals established and to initiate corrective action through management if required;

	•	to approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

	•	to direct management to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

	•	to appoint the CEO and ensure development and succession plans for management are in place.

XII.

Every Board should have the appropriate structures and procedures to ensure that the Board can function independently of management. This may be accomplished by separating the functions of CEO and Chairman of the Board or by other means.

Mr. Lobsinger held the offices of both Chairman and CEO until November 20, 2003. On that date the function of Chairman and CEO were separated when Mr. Donnell was appointed CEO. The Board is satisfied that it operates independent of management because six of eight directors are clearly unrelated and independent from management. The Compensation Committee, Audit Committee and the Corporate Governance and Nominating Committee are comprised entirely of unrelated and independent directors. Each of the Committees holds meetings independent of management. The Audit Committee meets at least four times per year, and at each meeting meets with the auditors independent of management. For a further discussion on the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, see Item IX above.

XIII.

The Audit Committee of the Board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined. The Audit Committee should have direct communication channels with external and internal auditors. The Audit Committee should ensure that management has fulfilled its obligation to design and implement an effective system of internal control.

The Audit Committee is composed solely of outside and independent directors. The Audit Committee is generally mandated to oversee audit functions and the preparation of financial statements, review news releases on financial results, meet with outside auditors independently of management, both formally and informally and oversee management to ensure that effective systems of internal controls have been designed and implemented. The Board has adopted an Audit Committee Charter which was constructed in accordance with the NASDAQ and Canadian securities regulation requirements. The Audit Committee charter was reviewed by the Audit Committee and the directors and updated in March, 2005 The Corporation does not have internal auditors. For a further discussion on the Audit Committee, see Item IX

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above. For a discussion on the status of each Board member as related or unrelated refer to items II and III above.

XIV.	The Board should enable directors to engage outside advisors at the expense of the Corporation when appropriate, subject to the approval of a Board Committee.

Individual directors may engage independent outside advisors in appropriate circumstances, at the expense of the Corporation, subject to approval by the Corporate Governance and Nominating Committee. The Audit Committee has also been specifically given this ability in its charter, which may be undertaken without the approval of the Corporate Governance and Nominating Committee.

Indebtedness of directors and officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of insiders in material transactions and matters to be acted upon

Other than as described in the succeeding paragraph or as previously disclosed, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing, except as follows:

In July, 2004 the Corporation entered into an agreement with the Lancer Entities, represented by the Receiver, pursuant to which the Lancer Entities were given the collective right to nominate one member of the Corporation's Board. The right to nominate one nominee to the Board continues so long as the Lancer Entities maintain beneficial ownership of at least 20% of the issued and outstanding common stock of the Corporation. Donald Moore has been appointed to the Board as the nominee of the Lancer Entities.

Additionally, the Corporation acknowledged that the Lancer Entities were not restricted from voting or causing to be voted any shares of the Corporation beneficially held by them, and agreed not to take any action or solicit or encourage any other party to take any action that would restrict the Lancer Entities from voting or causing to be voted any shares of the Corporation beneficially held by any or all of them.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Shareholders may contact the Corporate Secretary to obtain copies of the Corporation's financial statements and MD&A free of charge.

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Financial information is provided in the Corporation's comparative financial statements and MD&A for the Corporation's most recently completed financial year.

The contents and the sending of this Management Information Circular have been approved by the Board. All directors and management have advised that they intend to vote in favour of each of the resolutions to be presented at the Meeting.

Management Information Circular	Zi Corporation

Phone: (403) 233-8875
Fax: (403) 233-8878
www.zicorp.com